Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

On October 20, 2004, The PNC Financial Services Group, Inc. (“PNC”) issued the attached press release and supplementary information announcing its earnings and business for the quarter ended September 30, 2004.

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CONTACTS:

MEDIA:

Brian E. Goerke

(412) 762-4550

corporate.communications@pnc.com

INVESTORS:

William H. Callihan

(412) 762-8257

investor.relations@pnc.com

PNC REPORTS THIRD QUARTER EARNINGS OF $258 MILLION

Earnings Increase 22 Percent Year-to-Date

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Strong Growth in Loans and Deposits, Customer Franchise

PITTSBURGH, October 20, 2004 – The PNC Financial Services Group, Inc. (NYSE: PNC) today reported third quarter 2004 earnings of $258 million, or $0.91 per diluted share, a decrease of $23 million, or $0.09 per diluted share, compared with the third quarter of 2003. Earnings for the second quarter of 2004 were $304 million, or $1.07 per diluted share. Third quarter 2004 earnings included the impact of a previously announced after-tax charge of $42 million, or $0.15 per diluted share, related to the 2002 BlackRock Long-Term Retention and Incentive Plan (LTIP). Excluding this charge, earnings for the third quarter of 2004 would have been $300 million, or $1.06 per diluted share.

Earnings for the first nine months of 2004 totaled $890 million, an increase of 22 percent compared with the first nine months of 2003. Over the same period, business segment earnings increased 8 percent.

“PNC maintained its performance in the third quarter thanks to our sound balance sheet and strong customer franchise,” said James E. Rohr, chairman and chief executive officer. “Our loan book continued to show strong growth, we continued to increase deposits and banking customers, and asset quality improved further. These positive trends are encouraging for PNC’s future.”

HIGHLIGHTS

•	Loan balances increased, highlighted by strong growth in consumer loans, increases in commercial loan demand and lower refinancings. Consumer loan balances increased over $3.0 billion while commercial and commercial real estate loans were up in total over $2.2 billion at September 30, 2004 compared with the amounts at December 31, 2003.

•	Deposit balances increased $1.2 billion at September 30, 2004 compared with June 30, 2004.

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PNC Reports Third Quarter Earnings of $258 million – Page 2

•	Taxable-equivalent net interest income increased $13 million compared with the second quarter of 2004 primarily due to a larger base of loans outstanding and deposit funding and a higher yield on securities. Net interest income grew $9 million compared with the third quarter of 2003 due to the increase in loans and deposit funding, which was partially attributable to the United National acquisition, and despite the loss of revenues from the sale of the company’s vehicle leasing business during the second quarter of 2004.

•	Asset quality continued to improve from already strong levels. Nonperforming loans as a percentage of loans fell to .35 percent at September 30, 2004, compared with .88 percent at September 30, 2003 and .41 percent at June 30, 2004.

•	Earnings in the Regional Community Banking segment increased to $134 million for the third quarter of 2004, a 10 percent increase compared with the third quarter of 2003. The earnings improvement in Regional Community Banking was driven by higher average loan and deposit balances from a growing customer base, and by increased gains on sales of education loans. Checking account relationships increased by 8 percent compared with the third quarter of 2003.

•	In August, BlackRock announced the planned acquisition of State Street Research & Management (SSRM) for approximately $375 million in cash and BlackRock stock plus additional consideration if certain earnings thresholds are met. The acquisition, which is expected to close during the first quarter of 2005, is anticipated to increase BlackRock’s assets under management by approximately $52 billion. The transaction is expected to be accretive to earnings in 2005.

Return on average common equity was 14.42 percent for the third quarter of 2004, compared with 17.06 percent for the third quarter of 2003 and 17.41 percent for the second quarter of 2004. Excluding the impact of the BlackRock LTIP charge, return on average common equity for the third quarter of 2004 was 16.77 percent. Return on average assets was 1.36 percent for the third quarter of 2004, compared with 1.63 percent for the third quarter of 2003 and 1.66 percent for the second quarter of 2004. Excluding the impact of the BlackRock LTIP charge, return on average assets for the third quarter of 2004 was 1.58 percent. Both return on average common equity ratios for the third quarter of 2004 were also impacted negatively by the retention of stockholders’ equity in anticipation of the pending acquisitions of Riggs National Corporation and SSRM.

The Consolidated Financial Highlights accompanying this news release include a reconciliation of total business segment earnings to consolidated earnings and a reconciliation of net interest income as reported under generally accepted accounting principles (“GAAP”) to taxable-equivalent net interest income. The Consolidated Financial Highlights also include a reconciliation of certain ratios that are reported in this news release as adjusted for the BlackRock LTIP charge in the third quarter of 2004 and the charge related to the agreement with the Department of Justice in the second quarter of 2003 with those ratios as reported on a GAAP basis. See the “Reconciliation of Quarterly GAAP Earnings to Normalized Earnings” included in the Consolidated Financial Highlights for a description of certain items impacting the comparability of net income for the third quarter of 2004 with the third quarter of 2003 and the second quarter of 2004. Please note that this normalized earnings table will no longer be provided in future earnings reports.

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PNC Reports Third Quarter Earnings of $258 million – Page 3

BUSINESS SEGMENT RESULTS

Total business segment earnings for the third quarter of 2004 were $265 million, a decrease of $36 million compared with the third quarter of 2003 and a decrease of $65 million compared with the second quarter of 2004. The decrease in business segment earnings compared with both prior periods was attributable to the effect of a $91 million pretax charge to BlackRock’s earnings in connection with the LTIP and reduced gains on sales of commercial mortgage loans and net gains on institutional loans held for sale. Compared with the prior year period, the decrease was partially offset by higher net interest income driven by higher average loans and deposits outstanding, improved asset quality and higher asset management and fund servicing fees.

Banking Businesses

Regional Community Banking

Regional Community Banking earnings totaled $134 million for the third quarter of 2004 compared with $122 million for the third quarter of 2003 and $125 million for the second quarter of 2004. Earnings increased compared with the year-earlier period primarily due to a $32 million increase in net interest income resulting from higher average loan and deposit balances and an increase of $11 million in gains on sales of education loans. Earnings increased compared with the sequential quarter due to increased gains on sales of education loans and lower expenses in the third quarter of 2004, partially offset by a $7 million increase in the provision for credit losses attributable to increased loan balances.

Regional Community Banking’s results were highlighted by:

•	Continued customer growth. Checking relationships increased 8 percent, to 1.7 million compared with September 30, 2003. This growth came from new customer acquisition, continued focus on customer retention and the acquisition of United National;

•	Increased average loan balances. Regional Community Banking’s average loan balances grew over 3 percent compared with the second quarter of 2004, in part driven by strong consumer demand for home equity products and strong small business loan origination;

•	Increased average deposits. Regional Community Banking’s average deposits grew $381 million compared with the second quarter of 2004, in part driven by strong sales of certificates of deposit; and

•	Continued gains in online banking utilization. Approximately 44 percent of consumer checking customers use PNC’s web-based banking options, up from 39 percent at September 30, 2003 and 43 percent at June 30, 2004.

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Wholesale Banking

Wholesale Banking reported third quarter 2004 earnings of $100 million, an increase of $3 million over the third quarter of 2003 and a decrease of $13 million compared with the second quarter of 2004. The increase in earnings compared with the third quarter of 2003 was primarily attributable to improved asset quality resulting in a lower provision for credit losses and a 5 percent increase in net interest income resulting from higher average deposit balances, partially offset by lower net gains on institutional loans held for sale and lower gains from sales of commercial mortgage loans, an ongoing business for PNC. The decrease in earnings compared with the second quarter of 2004 was primarily attributable to lower net gains on institutional loans held for sale and lower gains from sales of commercial mortgage loans, partially offset by increased net interest income from higher average loan and deposit balances.

Wholesale Banking results were highlighted by:

•	Total Wholesale Banking loans outstanding at September 30, 2004 increased $1.2 billion, or 7 percent, compared with December 31, 2003, driven by net new business, increased credit utilization and the acquisition of United National partially offset by a $400 million decline in conduit loans;

•	Total average deposits in the Wholesale Banking segment increased 20 percent compared with the third quarter of 2003 and 13 percent compared with the second quarter of 2004. Approximately $234 million of the average increase from the second quarter is due to strong liquidity positions within our customer base and several large loan payoffs at Midland Loan Servicing. As servicer, Midland receives cash for loan payoffs which are deposits at PNC until they are remitted to third party investors; and

•	Asset quality continued to improve.

PNC Advisors

PNC Advisors’ earnings totaled $24 million for the third quarter of 2004 compared with $25 million for the third quarter of 2003 and $27 million for the second quarter of 2004. The decrease in earnings compared with the third quarter of 2003 was primarily due to lower client trading revenues partially offset by related expenses. The decrease compared with the second quarter of 2004 reflected lower brokerage revenues due to lower retail trading volumes.

Assets under management at PNC Advisors totaled $48 billion at September 30, 2004 compared with $51 billion at September 30, 2003 and $49 billion at June 30, 2004. Nondiscretionary assets under administration at PNC Advisors totaled $91 billion at September 30, 2004, $86 billion at September 30, 2003 and $91 billion at June 30, 2004. The change in assets under management compared with the prior year reflected the impact of comparatively higher equity markets that was more than offset by the transfer to nondiscretionary assets under administration of accounts related to the sale of certain investment consulting activities of Hawthorn.

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Asset Management and Processing Businesses

BlackRock

BlackRock reported a net loss for the third quarter of 2004 of $10 million compared with earnings of $40 million for the third quarter of 2003 and $48 million for the second quarter of 2004. The net loss for the third quarter of 2004 was attributable to the LTIP charge, which had a negative after-tax impact of $57 million on BlackRock’s earnings. BlackRock’s earnings excluding the LTIP charge would have been $47 million in the third quarter of 2004. The increase in earnings adjusted for the charge compared with the year-earlier period was due to increased revenue resulting from a growing base of assets under management, strong sales of BlackRock Solutions® products and services and increased performance fees partially offset by a $10 million increase in operating expense due to increased staff expenses and costs associated with government regulation and compliance. The decrease in adjusted earnings compared with the second quarter of 2004 was attributable to reduced performance fees partially offset by reduced incentive compensation. BlackRock’s assets under management increased to $323 billion compared with $294 billion at September 30, 2003 and $310 billion at June 30, 2004. The increases in assets under management compared with both prior periods reflected net new business and fixed income market appreciation.

The LTIP charge was reflected on PNC’s Consolidated Statement of Income as a $96 million pretax charge to noninterest expense with credits of $37 million to income taxes and $17 million to minority and noncontrolling interests. The impact on PNC’s consolidated earnings was a charge of $42 million after tax and includes a pro rata share of the estimated dilution of PNC’s investment in BlackRock that is expected to occur in 2007 when PNC transfers shares of BlackRock stock currently owned by PNC to fund a portion of the LTIP awards.

BlackRock is approximately 71 percent owned by PNC and is consolidated into PNC’s financial statements. Accordingly, approximately 29 percent of BlackRock’s earnings are recognized as minority interest expense in the Corporation’s consolidated income statement and are reflected on a separate line in the Business Segment Earnings table in the Consolidated Financial Highlights.

PFPC

Earnings from PFPC totaled $17 million for the third quarter of 2004, the third quarter of 2003 and the second quarter of 2004. Compared with both earlier periods, increases in revenue from offshore operations, alternative investments and custody services, as well as incremental expense savings, were partially offset by reduced accretion of a client contract liability and increases in expenses to support ongoing business demands. Reduced debt financing costs attributable to refinancing and debt principal payments also improved performance in comparison to the third quarter of 2003. The reduction in accretion was related to

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the satisfaction of a discounted contract liability during the second quarter of 2004. Excluding the benefit of this accretion, which was $8 million pretax for the third quarter of 2003 and $4 million pretax for the second quarter of 2004, earnings for the third quarter of 2003 and the second quarter of 2004 would have totaled $12 million and $15 million, respectively.

PFPC provided accounting/administration services for $667 billion of net fund investment assets and provided custody services for $418 billion of fund investment assets at September 30, 2004. The comparable amounts were $622 billion and $384 billion, respectively, at September 30, 2003, and $665 billion and $416 billion, respectively, at June 30, 2004. Increases in these statistics from September 30, 2003 reflected net new business, asset inflows from existing customers and equity market appreciation. Total fund assets serviced by PFPC were $1.7 trillion at September 30, 2004, $1.5 trillion at September 30, 2003 and $1.6 trillion at June 30, 2004. PFPC serviced approximately 21 million transfer agency shareholder accounts at September 30, 2004, September 30, 2003 and June 30, 2004. Subaccounting shareholder accounts serviced by PFPC totaled 34 million at September 30, 2004, 29 million at September 30, 2003 and 34 million at June 30, 2004.

“Other”

The “Other” category includes asset and liability management activities, related net securities gains, equity management activities, differences between business segment performance reporting and financial statement reporting (GAAP), corporate overhead and intercompany eliminations. A net loss of $10 million was reported in “Other” for the third quarter of 2004, compared with a net loss of $8 million for the third quarter of 2003 and a net loss of $12 million for the second quarter of 2004. The higher loss for the third quarter of 2004 compared with the third quarter of 2003 was due to lower net interest income, lower net trading income and increased staff expense primarily related to balance sheet management activities. These factors were partially offset by equity management gains during the third quarter of 2004 and a release of $14 million of income tax reserves that were no longer required based on information received with respect to an Internal Revenue Service national review. The lower loss for the third quarter of 2004 compared with the second quarter of 2004 reflected the release of the income tax reserves described above, which more than offset the impact of lower equity management gains.

CONSOLIDATED REVENUE REVIEW

Total revenue represents the sum of taxable-equivalent net interest income and noninterest income. Total revenue was $1.336 billion for the third quarter of 2004, an increase of $22 million compared with the third quarter of 2003 and a decrease of $59 million compared with the second quarter of 2004. The increase in total revenue compared with the third quarter of 2003 was primarily attributable to equity management

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gains, fees from increased assets under management and increased fund servicing revenue partially offset by lower net trading income and lower net gains on loan sales. The decrease in total revenue compared with the second quarter of 2004 was primarily attributable to lower equity management gains, lower net gains on loan sales, lower net trading income and lower asset management fees due to reduced performance fees at BlackRock. These factors more than offset higher taxable-equivalent net interest income in the third quarter of 2004.

Net Interest Income

Taxable-equivalent net interest income totaled $498 million for the third quarter of 2004 compared with $489 million for the third quarter of 2003 and $485 million for the second quarter of 2004. The increase compared with the year-earlier period was primarily attributable to growth in the loan portfolio, which more than offset the impact of the sale of PNC’s vehicle leasing portfolio during the second quarter of 2004. The increase compared with the second quarter of 2004 is primarily attributable to growth in the loan portfolio and higher yields on securities, partially offset by an increase in interest expense on borrowings and deposits. The net interest margin was 3.19 percent for the third quarter of 2004, a decrease of 25 basis points compared with the third quarter of 2003 and an increase of 1 basis point compared with the second quarter of 2004.

Noninterest Income

Noninterest income totaled $838 million and represented 63 percent of total revenue for the third quarter of 2004, compared with $825 million and 63 percent, respectively, for the third quarter of 2003 and $910 million and 65 percent, respectively, for the second quarter of 2004. Increases in asset management and fund servicing fees, as well as equity management gains, drove the increase in noninterest income for the third quarter of 2004 compared with the prior year period. These increases were partially offset by lower gains from asset sales and lower net trading income. Noninterest income declined compared with the second quarter of 2004 due to lower equity management gains, lower net gains on institutional loans held for sale, lower asset management fees and lower net trading income.

Asset management and fund servicing fees for the third quarter of 2004 increased $38 million on a combined basis compared with the third quarter of 2003 and decreased $8 million compared with the second quarter of 2004. The increases compared with the year-earlier period were driven by growth in assets under management, as well as improved market conditions. The decline compared with the second quarter of 2004 resulted from reduced performance fees at BlackRock. Assets under management were $362 billion at September 30, 2004 compared with $336 billion at September 30, 2003 and $350 billion at June 30, 2004. The increase in assets under management compared with both earlier periods was primarily due to net inflows at BlackRock.

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PNC Reports Third Quarter Earnings of $258 million – Page 8

Traditional banking noninterest income for the third quarter of 2004, defined as service charges on deposits, brokerage and consumer and corporate services, decreased $20 million compared with the year-earlier period and decreased $31 million compared with the second quarter of 2004. The decreases compared with both earlier periods were attributable to lower net gains on institutional loans held for sale and lower gains from sales of commercial mortgage loans. The decrease compared with the second quarter of 2004 also resulted from reduced brokerage revenue.

Equity management gains were $16 million for the third quarter of 2004, compared with losses of $4 million for the third quarter of 2003 and gains of $35 million for the second quarter of 2004. Net securities gains were $16 million in the third quarter of 2004, compared with $19 million a year ago and $14 million for the second quarter of 2004.

Other noninterest income typically fluctuates from period to period depending on the nature and magnitude of transactions completed. Other noninterest income was lower in the third quarter of 2004 compared with the third quarter of 2003 and the second quarter of 2004 primarily due to lower net trading income. Other noninterest income included $15 million of gains on sales of education loans for the third quarter of 2004, compared with $4 million in the third quarter of 2003 and $2 million in the sequential quarter, and a $13 million pretax gain on the sale of BlackRock’s investment in Trepp LLC for the second quarter of 2004.

CONSOLIDATED EXPENSE REVIEW

Noninterest expense totaled $981 million for the third quarter of 2004, compared with $827 million for the third quarter of 2003 and $910 million for the second quarter of 2004. The increase in expense compared with the prior year quarter was primarily due to a pretax charge of $96 million in noninterest expense associated with the BlackRock LTIP. In addition to the LTIP charge, noninterest expense increased $58 million compared with the third quarter of 2003 due to higher staff expense, the impact of out-of-pocket expenditures related largely to PFPC’s mutual fund distribution services activities and ongoing expenses attributable to the United National acquisition. These increases more than offset an incremental $21 million benefit from efficiency initiatives in the third quarter of 2004 as compared to the third quarter of 2003.

The increase in noninterest expense compared with the second quarter of 2004 also was driven by the LTIP charge. All other noninterest expense declined $25 million versus the sequential quarter primarily due to a reduction in performance-based compensation expense at BlackRock, an $8 million net loss related to the second quarter 2004 sale of the Corporation’s vehicle leasing business and $7 million of incentives related to BlackRock’s sale of Trepp LLC during the second quarter of 2004. In addition, the third quarter of 2004 included a $5 million incremental benefit from efficiency initiatives.

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PNC Reports Third Quarter Earnings of $258 million – Page 9

CONSOLIDATED BALANCE SHEET REVIEW

Total assets were $77.3 billion at September 30, 2004 compared with $68.7 billion at September 30, 2003 and $73.1 billion at June 30, 2004. The increase compared with September 30, 2003 was attributable to the acquisition of United National, which contributed over $3 billion in assets; increased consumer and commercial loan balances; and a $1.9 billion increase in total securities. The increase compared with June 30, 2004 was primarily attributable to the increase in securities and growth in commercial and consumer loan balances.

Average interest-earning assets were $61.7 billion for the third quarter of 2004 compared with $56.3 billion and $60.9 billion for the third quarter of 2003 and second quarter of 2004, respectively.

Average total loans of $41.8 billion for the third quarter of 2004 increased by $4.9 billion over the third quarter of 2003 and by $1.7 billion over the second quarter of 2004. The increase in average loans compared with the year-earlier period was primarily attributable to the acquisition of United National, increased consumer and commercial loan demand and the purchase of approximately $660 million of home equity loans during the first quarter of 2004. The increase compared with the prior 2004 quarter was primarily attributable to increased borrowings from new clients. During the third quarter of 2004, PNC classified $1.7 billion as loans on its Consolidated Balance Sheet certain assets related to the Market Street Funding Corporation conduit. These assets were previously reported as purchased customer receivables, which totaled $2.5 billion in the third quarter of 2003 and $1.7 billion in the second quarter of 2004. Information for all periods presented, including related ratios, reflect the current classification.

Average securities for the third quarter of 2004 were $15.4 billion, a slight increase compared with the third quarter of 2003 and a slight decrease compared with the second quarter of 2004. Securities at September 30, 2004 increased 13 percent compared with June 30, 2004 primarily due to purchases during the month of September that enhanced the risk-return characteristics of the securities portfolio.

Average total deposits for the third quarter of 2004 were $50.5 billion, an increase of $5.9 billion over the third quarter of 2003 and an increase of $1.5 billion over the second quarter of 2004. Average total deposits represented 67 percent of total sources of funds for the third quarter of 2004, versus 65 percent for the third quarter of 2003 and 66 percent for the second quarter of 2004. Average transaction deposits were $36.3 billion for the third quarter of 2004 compared with $33.5 billion for the third quarter of 2003 and $35.6 billion for the second quarter of 2004. The increase in these deposits compared with the year-earlier period was attributable to the acquisition of United National and increased customer volumes. The increase compared with the second quarter of 2004 was primarily attributable to increased customer volumes.

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Average borrowed funds were $11.8 billion for the third quarter of 2004, $12.1 billion for the third quarter of 2003 and $12.6 billion for the second quarter of 2004. The issuance of $300 million of junior subordinated debentures and $600 million of subordinated notes in the fourth quarter of 2003 was more than offset by maturities of $1.0 billion in Federal Home Loan Bank borrowings, $300 million in senior debt and $200 million in subordinated debt during 2004. These factors and the effect of net changes in other short-term borrowings resulted in a reduction in total borrowed funds compared with both prior periods.

Shareholders’ equity totaled $7.3 billion at September 30, 2004, $6.6 billion at September 30, 2003 and $7.1 billion at June 30, 2004. The increase in shareholders’ equity at September 30, 2004 compared with September 30, 2003 was primarily attributable to higher retention of shareholders’ equity in anticipation of the pending acquisitions of Riggs National Corporation and SSRM. The regulatory capital ratios at September 30, 2004 are estimated to be 7.7 percent for Leverage, 9.0 percent for Tier 1 and 12.5 percent for Total Risk-based Capital.

Common shares outstanding at September 30, 2004 were 282 million compared with 277 million at September 30, 2003 and 282 million at June 30, 2004. During the third quarter of 2004, the Corporation purchased .3 million common shares at a total cost of $12 million. The extent and timing of share repurchases during the remainder of the program authorized by the Board of Directors earlier in 2004 will depend on a number of factors, including, among others, market and general economic conditions, regulatory and economic capital considerations, alternative uses of capital and the potential impact on PNC’s credit rating. The pending acquisition of Riggs National Corporation and BlackRock’s pending acquisition of SSRM will restrict share repurchases over the next several quarters as the Corporation seeks to maintain its relatively strong capital position.

ASSET QUALITY REVIEW

Overall asset quality strengthened further during the third quarter of 2004. At September 30, 2004, nonperforming assets totaled $184 million compared with $396 million at September 30, 2003 and $209 million at June 30, 2004. The ratio of nonperforming assets to total loans, loans held for sale and foreclosed assets was .42 percent at September 30, 2004 compared with 1.03 percent at September 30, 2003 and .49 percent at June 30, 2004.

Nonaccrual loans were $148 million at September 30, 2004 compared with $323 million at September 30, 2003 and $169 million at June 30, 2004. The decrease in nonperforming loans compared with both earlier periods was due to improvements in asset quality. The ratio of nonperforming loans to total loans was .35 percent at September 30, 2004 compared with .88 percent at September 30, 2003 and .41 percent at June 30, 2004.

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Foreclosed and other assets totaled $34 million at September 30, 2004 compared with $37 million at September 30, 2003 and $36 million at June 30, 2004.

The provision for credit losses was $13 million for the third quarter of 2004 compared with $50 million for the third quarter of 2003 and $8 million for the second quarter of 2004. The decrease in the provision for credit losses compared with the third quarter of 2003 was due to the overall improvement in credit quality of the loan portfolio, which is reflected in the decline in nonperforming loans. The provision for credit losses for the second quarter of 2004 benefited by $5 million related to a reserve reduction recognized in connection with the sale of PNC’s vehicle leasing business.

The allowance for loan and lease losses was $581 million at September 30, 2004, and represented 1.37 percent of total loans and 393 percent of nonperforming loans. The comparable amounts and ratios were $648 million, 1.75 percent and 200 percent, respectively, at September 30, 2003 and $593 million, 1.45 percent and 351 percent, respectively, at June 30, 2004. The allowance for unfunded loan commitments and letters of credit was $96 million at September 30, 2004, compared with $90 million at September 30, 2003 and $84 million at June 30, 2004. The increases reflect growth in unfunded commitments and extended maturities.

Net charge-offs were $13 million for the third quarter of 2004 compared with $63 million for the third quarter of 2003 and $26 million for the second quarter of 2004. The decrease in net charge-offs compared with the third quarter of 2003 was primarily attributable to a $28 million charge-off recorded during the third quarter of 2003 related to a single PNC Business Credit loan to a wholesale goods/retail customer. The decrease in net charge-offs compared with the second quarter of 2004 was primarily attributable to improvements in overall asset quality.

CONFERENCE CALL AND SUPPLEMENTARY FINANCIAL INFORMATION

PNC Chairman and Chief Executive Officer James E. Rohr and PNC Vice Chairman and Chief Financial Officer William S. Demchak will hold a conference call for investors today at 10:00 a.m. Eastern Time regarding the topics addressed in this release and the related financial supplement. Investors should call five to 10 minutes before the start of the conference call at (800) 990-2718 (domestic) or (706) 643-0187 (international). A taped replay of the call will be available for one week at (800) 642-1687 (domestic) and (706) 645-9291 (international); enter conference ID 1164008.

In addition, internet access to the call (listen-only) and to PNC’s third quarter 2004 earnings release and supplementary financial information will be available on PNC’s website at www.pnc.com under “For Investors.” The earnings press release and related financial supplement, which includes significant financial information that will be discussed on the conference call, will be available on PNC’s website prior to the beginning of the conference call. A replay of the webcast will be available on PNC’s website for 30 days.

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The conference call may include a discussion of non-GAAP financial measures, which is qualified by GAAP reconciliation information included in this news release or otherwise available on PNC’s website under “For Investors.” The conference call may include forward-looking information which, along with the supplementary financial information and this news release, is subject to the cautionary statement that follows.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this news release, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business operations or performance that are forward-looking statements. Forward-looking statements are typically identified by words or phrases such as “believe,” “feel,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “position,” “target,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “seek,” “strive,” “trend,” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time. Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject. Our forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

In addition to factors that we have previously disclosed in our SEC reports and those that we discuss elsewhere in this news release, our forward-looking statements are subject to, among others, the following risks and uncertainties, which could cause actual results or future events to differ materially from those that we anticipated in our forward-looking statements or from our historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets (including as a result of actions of the Federal Reserve Board affecting interest rates or the money supply or otherwise reflecting changes in monetary policy), which could affect: (a) credit quality and the extent of our credit losses; (b) the extent of funding of our unfunded loan commitments and letters of credit; (c) our allowances for loan and lease losses and unfunded loan commitments and letters of credit; (d) demand for our credit or fee-based products and services; (e) our net interest income; (f) the value of assets under management and assets serviced, of private equity investments, of other debt and equity investments, of loans held for sale, or of other on-balance sheet or off-balance sheet assets; or (g) the availability and terms of funding necessary to meet our liquidity needs; (2) the impact on us of legal and regulatory developments (including the following: (a) the resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to tax laws; and (e) changes in accounting policies and principles), with the impact of any such developments possibly affecting our ability to operate our businesses or our financial condition or results of operations or our reputation, which in turn could have an impact on such matters as business generation and retention, our ability to attract and retain management, liquidity and funding; (3) the impact on us of changes in the nature or extent of our competition; (4) the introduction, withdrawal, success and timing of our business initiatives and strategies; (5) customer acceptance of our products and services, and our customers’ borrowing, repayment, investment and deposit practices; (6) the impact on us of changes in the extent of customer or counterparty delinquencies, bankruptcies or defaults, which could affect, among other things, credit and asset quality risk and our provision for credit losses; (7) the ability to identify and effectively manage risks inherent in our business; (8) how we choose to redeploy available capital, including the extent and timing of any share repurchases and acquisitions or other investments in our businesses; (9) the impact, extent and timing of technological changes, the adequacy of intellectual property protection, and costs associated with obtaining rights in intellectual property claimed by others; (10) the timing and pricing of any sales of loans or other financial assets held for sale; (11) our ability to obtain

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PNC Reports Third Quarter Earnings of $258 million – Page 13 desirable levels of insurance, and whether or not insurance coverage for claims by PNC is denied; (12) the relative and absolute investment performance of assets under management; and (13) the extent of terrorist activities and international hostilities, increases or continuations of which may adversely affect the economy and financial and capital markets generally or us specifically.

In addition, our forward-looking statements are also subject to risks and uncertainties related to our pending acquisition of Riggs National Corporation and the expected consequences of the integration of the remaining Riggs businesses at closing into PNC, including the following: (a) completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals, and we cannot at this point predict with precision when those approvals may be obtained or if they will be received at all; (b) successful completion of the transaction and our ability to realize the benefits that we anticipate from the acquisition also depend on the nature of any future developments with respect to Riggs’ regulatory issues, the ability to comply with the terms of all current or future regulatory requirements (including any related action plan) resulting from these issues, and the extent of future costs and expenses arising as a result of these issues, including the impact of increased litigation risk and any claims for indemnification or advancement of costs; (c) the transaction may be materially more expensive to complete than we anticipate as a result of unexpected factors or events; (d) the integration into PNC of the Riggs business and operations that we acquire, which will include conversion of Riggs’ different systems and procedures, may take longer than we anticipate, may be more costly than we anticipate, or may have unanticipated adverse results relating to Riggs’ or PNC’s existing businesses; (e) it may take longer that we expect to realize the anticipated cost savings of the acquisition, and those anticipated cost savings may not be achieved or may not be achieved in their entirety; and (f) the anticipated strategic and other benefits of the acquisition to us are dependent in part on the future performance of Riggs’ business, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to the performance of PNC’s and Riggs’ businesses (with respect to Riggs, see Riggs’ SEC reports, also accessible on the SEC’s website at www.sec.gov) or due to factors related to the acquisition of Riggs and the process of integrating Riggs’ business at closing into ours.

Other mergers, acquisitions, restructurings, divestitures, business alliances or similar transactions, including our recently completed acquisitions of United National Bancorp and the loan origination business of Aviation Finance Group, LLC and our pending acquisition of SSRM Holdings, Inc., will also be subject to similar risks and uncertainties related to our ability to realize expected cost savings or revenue enhancements or to implement integration and strategic plans and, in the case of SSRM Holdings, Inc., related to our successful completion of the transaction.

In addition, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance that involve BlackRock are discussed in more detail and additional factors are identified in BlackRock’s SEC reports, accessible on the SEC’s website or on BlackRock’s website at www.blackrock.com.

You can find additional information on the foregoing risks and uncertainties and additional factors that could affect results anticipated in our forward-looking statements or from our historical performance in the reports that we file with the SEC. You can access our SEC reports on the SEC’s website at www.sec.gov or on or through our corporate website at www.pnc.com.

The PNC Financial Services Group, Inc. (“PNC”) and Riggs National Corporation (“Riggs”) have filed with the United States Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus and will file other relevant documents concerning the merger of Riggs with and into PNC (the “Merger”). PNC and Riggs urge investors to read the proxy statement/prospectus and any other documents to be filed with the SEC in connection with the Merger or incorporated by reference in the proxy statement/prospectus, because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC website (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the Merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs’s most recent annual meeting proxy statement, which is available at the web addresses provided in the preceding paragraph.

- more -

The PNC Financial Services Group, Inc. is one of the nation’s largest diversified financial services organizations providing consumer and business banking; specialized services for corporations and government entities including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

[TABULAR MATERIAL FOLLOWS]

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.	Page 15

	For the three months ended			For the nine months ended
Dollars in millions, except per share data Unaudited	September 30 2004	June 30 2004	September 30 2003	September 30 2004	September 30 2003
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable- equivalent basis) (a)	$498	$485	$489	$1,480	$1,518
Noninterest income	838	910	825	2,659	2,396

Total revenue	$1,336	$1,395	$1,314	$4,139	$3,914

Net income	$258	$304	$281	$890	$727

Diluted earnings per common share	$.91	$1.07	$1.00	$3.13	$2.57

Cash dividends declared per common share	$.50	$.50	$.48	$1.50	$1.44

SELECTED RATIOS
Return on
Average common shareholders’ equity (b)	14.42%	17.41%	17.06%	16.86%	14.53%
Average assets (b)	1.36	1.66	1.63	1.60	1.46
Net interest margin	3.19	3.18	3.44	3.22	3.70
Noninterest income to total revenue (c)	63	65	63	64	61
Efficiency (b)(d)	74	65	63	68	67

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform to the current period presentation.

(a)	The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. In order to provide accurate comparisons of yields and margins for all earning assets, we have increased the interest income earned on tax-exempt assets to make them fully equivalent to other taxable interest income investments. The following is a reconciliation of net interest income as reported in the Consolidated Statement of Income to net interest income on a taxable-equivalent basis (in millions):

	For the three months ended			For the nine months ended
	September 30 2004	June 30 2004	September 30 2003	September 30 2004	September 30 2003
Net interest income, GAAP basis	$491	$481	$487	$1,466	$1,511
Taxable-equivalent adjustment	7	4	2	14	7

Net interest income, taxable-equivalent basis	$498	$485	$489	$1,480	$1,518

(b)	Ratios as adjusted for the third quarter 2004 BlackRock LTIP charge and the second quarter 2003 DOJ-related expenses are provided in the following table. See the Current Reports on Form 8-K dated October 6, 2004 filed by us and BlackRock for further information regarding the LTIP charge. We do not believe that the LTIP charge is indicative of our ongoing business operations. See “Agreement with Department of Justice” in the Financial Review section of our Quarterly Report on Form 10-Q for the second quarter of 2003 and our Current Report on Form 8-K dated June 23, 2004 for further information regarding the DOJ-related expenses. These expenses represent matters which we believe are not indicative of our legal and regulatory affairs arising out of the operation of our business in the ordinary course.

	For the three months ended September 30, 2004	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003

Return on average common shareholders’ equity, GAAP basis	14.42%	16.86%	14.53%
Adjustment for LTIP charge	2.35	.79
Adjustment for DOJ-related expenses			1.74

Return on average common shareholders’ equity, as adjusted	16.77	17.65	16.27

Return on average assets, GAAP basis	1.36%	1.60%	1.46%
Adjustment for LTIP charge	.22	.08
Adjustment for DOJ-related expenses			.24

Return on average assets, as adjusted	1.58	1.68	1.70

Efficiency ratio, GAAP basis	74%	68%	67%
Adjustment for LTIP charge	(7)	(3)
Adjustment for DOJ-related expenses			(3)

Efficiency ratio, as adjusted	67	65	64

(c)	Calculated as total noninterest income divided by the sum of net interest income and noninterest income.
(d)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income.

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.	Page 16

	Third Quarter 2004			Second Quarter 2004			Third Quarter 2003
Dollars in millions, except per share data Unaudited	Pretax Impact	Net Income	Diluted earnings per share	Pretax Impact	Net Income	Diluted earnings per share	Pretax Impact	Net Income	Diluted earnings per share

RECONCILIATION OF QUARTERLY GAAP EARNINGS TO NORMALIZED EARNINGS (a)
Quarterly results as reported on a GAAP basis		$258	$.91		$304	$1.07		$281	$1.00
Normalization adjustments:
BlackRock Long-Term Retention and Incentive
Plan (“LTIP”) charge (b)	$70	42
Equity management (gains) losses (c)	(16)	(10)		$(35)	(23)		$4	3
Gains on loans held for sale, net of valuation adjustments (d)	(5)	(3)		(17)	(11)		(23)	(15)
Net loss on sale of vehicle leasing business (e)				8	5
Net securities gains (f)	(1)	(1)					(4)	(3)
United National acquisition one-time costs (g)				1
Costs related to Department of Justice (“DOJ”) agreement (h)							1

Total normalization adjustments		28	.10		(29)	(.10)		(15)	(.05)

Quarterly results as adjusted to reflect normalized earnings		$286	$1.01		$275	$.97		$266	$.95

(a)	We have provided this reconciliation so that you (shareholders, investor analysts, regulators and others) will have a basis for comparison of our results for the periods presented that supplements our results as reported in accordance with generally accepted accounting principles (“GAAP”). We believe that this additional information is useful and relevant as it identifies and summarizes the impact of significant items included in reported GAAP earnings that we believe are not a reflection of our core operating performance for the periods presented.
(b)	See the Current Reports on Form 8-K dated October 6, 2004 filed by us and BlackRock for further information on the charge recorded during the third quarter of 2004 related to the BlackRock LTIP. The normalization adjustments shown in the table above reflect PNC’s 71% ownership interest in BlackRock. We do not believe that this charge is indicative of our ongoing business operations. Accordingly, we have removed this amount for the computation of normalized earnings.
(c)	We have been conducting our private equity investment activities at a more moderate pace than in prior years and are emphasizing the management of capital for other investors, which provides us with fee income. We have no control over fair value adjustments on the existing portfolio of investments. Accordingly, we have removed valuation gains and losses for the computation of normalized earnings.
(d)	We have realized gains, net of valuation adjustments, on the disposition of loans that we designated as held for sale as part of our institutional lending repositioning initiative. These assets and related customer relationships are not part of our ongoing business strategy for Wholesale Banking. Accordingly, we have removed these amounts for the computation of normalized earnings.
(e)	We sold the vehicle leasing business that we had previously designated for exit, including the related vehicle lease portfolio and other assets, during May 2004. We recognized a net loss on the sale during the second quarter of 2004, which we do not believe is indicative of our ongoing business operations. Therefore, we have removed this amount for the computation of normalized earnings.
(f)	Certain net gains or losses from the disposition of securities that we have designated as available for sale are a recurring component of our balance sheet and interest rate risk management process. Based on our current portfolio and the interest rate environment, we believe that net securities gains in excess of $15 million on a quarterly basis may not be sustainable, typical of future performance, or reflect our business strategy. Therefore, where we recognized more than $15 million of net securities gains in any quarter, we have removed the amount greater than $15 million from the computation of normalized earnings.

Total net securities gains were $16 million for the third quarter of 2004 (all of which was included in “Other”) and $14 million for the second quarter of 2004 (all of which was included in “Other”). Total net securities gains were $19 million for the third quarter of 2003 (consisting of $18 million in “Other” and $1 million in BlackRock).

(g)	We believe that the one-time costs associated with the merger, effective January 1, 2004, of United National Bancorp with a PNC subsidiary are not indicative of our ongoing business operations and, therefore, we have removed those costs for the computation of normalized earnings.
(h)	See “Agreement with Department of Justice” in the Consolidated Income Statement Review portion of the Financial Review section of our Quarterly Report on Form 10-Q for the second quarter of 2003 and our Current Report on Form 8-K dated June 23, 2004 for further information. These expenses represent matters that do not arise out of our ongoing business operations in the ordinary course. Therefore, we believe these expenses are not indicative of our legal and regulatory affairs related to our business operations and have removed them for the computation of normalized earnings.

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.	Page 17

	For the three months ended			For the nine months ended
In millions Unaudited	September 30 2004	June 30 2004	September 30 2003	September 30 2004	September 30 2003

BUSINESS EARNINGS
Banking Businesses
Regional Community Banking	$134	$125	$122	$361	$350
Wholesale Banking	100	113	97	335	274
PNC Advisors	24	27	25	82	69

Total banking businesses	258	265	244	778	693

Asset management and processing businesses
BlackRock (a)	(10)	48	40	93	114
PFPC	17	17	17	50	46

Total asset management and processing businesses	7	65	57	143	160

Total business segment earnings	265	330	301	921	853
Minority interest in loss (income) of BlackRock	3	(14)	(12)	(27)	(35)
Other	(10)	(12)	(8)	(4)	(91)

Total consolidated	$258	$304	$281	$890	$727

Dollars in millions, except per share data Unaudited	September 30 2004	June 30 2004	September 30 2003

BALANCE SHEET DATA
Assets	$77,297	$73,118	$68,703
Earning assets	64,209	60,029	56,290
Loans, net of unearned income	42,480	40,835	36,995
Allowance for loan and lease losses	581	593	648
Securities	16,824	14,954	14,907
Loans held for sale	1,582	1,457	1,531
Deposits	51,162	49,994	45,523
Borrowed funds	12,919	10,937	11,554
Allowance for unfunded loan commitments and letters of credit	96	84	90
Shareholders’ equity	7,312	7,064	6,638
Common shareholders’ equity	7,304	7,056	6,629
Book value per common share	25.89	25.01	23.93
Loans to deposits	83%	82%	81%

ASSETS UNDER MANAGEMENT (billions)(b)	$362	$350	$336

NONDISCRETIONARY ASSETS UNDER ADMINISTRATION (billions)(b)	$91	$91	$86

FUND ASSETS SERVICED (billions)
Accounting/administration net assets	$667	$665	$622
Custody assets	418	416	384

CAPITAL RATIOS
Tier 1 Risk-based (c)	9.0%	9.1%	8.7%
Total Risk-based (c)	12.5	12.9	12.0
Leverage (c)	7.7	7.7	7.6
Tangible common (d)	5.6	5.6	6.2
Shareholders’ equity to total assets	9.46	9.66	9.66
Common shareholders’ equity to total assets	9.45	9.65	9.65

ASSET QUALITY RATIOS
Nonperforming assets to loans, loans held for sale and foreclosed assets	.42%	.49%	1.03%
Nonperforming loans to loans	.35	.41	.88
Net charge-offs to average loans (for the three months ended)	.12	.26	.68
Allowance for loan and lease losses to loans	1.37	1.45	1.75
Allowance for loan and lease losses to nonperforming loans	393	351	200

(a)	BlackRock results for the three months and nine months ended September 30, 2004 reflect a $57 million after-tax impact for the third quarter 2004 LTIP charge.
(b)	Balances at September 30, 2004 and June 30, 2004 reflect the first quarter 2004 sale of certain activities of the investment consulting business of Hawthorn and the expected reduction of approximately $6 billion of assets under management with approximately $4.7 billion moving to nondiscretionary assets under administration.
(c)	Estimated for September 30, 2004.
(d)	Common shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by total assets less goodwill and other intangible assets (excluding mortgage servicing rights).

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT

THIRD QUARTER 2004

UNAUDITED

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT

THIRD QUARTER 2004

UNAUDITED

Page
Consolidated Statement of Income	1
Consolidated Balance Sheet	2
Capital and Asset Quality Ratios	2
Results of Business Segments
Summary	3
Banking Businesses
Regional Community Banking	4
Wholesale Banking	5
PNC Advisors	6
Asset Management and Processing Businesses
BlackRock	7
PFPC	8
Details of Net Interest Income and Net Interest Margin	9
Details of Noninterest Income and Noninterest Expense	10
Average Consolidated Balance Sheet	11-12
Details of Loans, Loans Held for Sale and Other Lending Statistics	13
Allowances For Loan and Lease Losses And Unfunded Loan Commitments And Letters of Credit	14
Details of Nonperforming Assets	15-16
Glossary of Terms	17-19
Business Segment Products and Services	20

The information contained in this Financial Supplement is preliminary, unaudited and based on data available at October 20, 2004. This information speaks only as of the particular date or dates included in the schedules. We do not undertake any obligation to, and disclaim any duty to, correct or update any of the information provided in this Financial Supplement. Our future financial performance is subject to risks and uncertainties as described in our SEC filings. We have reclassified certain prior period amounts included in this Financial Supplement to be consistent with the current period presentation. See our Current Report on Form 8-K dated April 5, 2004 regarding changes to the presentation of the results of our business segments as reflected in this Financial Supplement on pages 3 through 8. Business segment products and services are described on page 19.

The average full-time equivalent employee (FTE) statistics disclosed in this Financial Supplement for each business segment reflect reflect staff directly employed by the respective business segment and exclude corporate and shared services employees.

The PNC Financial Services Group, Inc. (“PNC”) and Riggs National Corporation (“Riggs”) have filed with the United States Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus and will file other relevant documents concerning the merger of Riggs with and into PNC (the “Merger”). PNC and Riggs urge investors to read the proxy statement/prospectus and any other documents to be filed with the SEC in connection with the Merger or incorporated by reference into the proxy statement/prospectus, because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC website (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the Merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs’ most recent annual meeting proxy statement, which is available at the web addresses provided in the preceding paragraph.

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Statement of Income (Unaudited)

For the three months ended - in millions, except per share data	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Interest Income
Loans and fees on loans	$516	$490	$490	$472	$488
Securities	139	130	145	141	142
Other	30	38	31	47	38

Total interest income	685	658	666	660	668

Interest Expense
Deposits	121	107	104	102	106
Borrowed funds	73	70	68	73	75

Total interest expense	194	177	172	175	181

Net interest income	491	481	494	485	487
Provision for credit losses	13	8	12	34	50

Net interest income less provision for credit losses	478	473	482	451	437

Noninterest Income
Asset management	238	250	252	229	216
Fund servicing	204	200	204	193	188
Service charges on deposits	65	63	59	62	60
Brokerage	52	56	58	51	46
Consumer services	66	67	63	63	65
Corporate services	100	128	125	123	132
Equity management gains (losses)	16	35	7		(4)
Net securities gains	16	14	15	15	19
Other	81	97	128	125	103

Total noninterest income	838	910	911	861	825

Noninterest Expense
Staff	576	491	463	472	448
Net occupancy	68	67	68	65	63
Equipment	72	70	74	71	67
Marketing	19	24	20	15	16
Other	246	258	270	235	233

Total noninterest expense	981	910	895	858	827

Income before minority and noncontrolling interests and income taxes	335	473	498	454	435
Minority and noncontrolling interests in (loss) income of consolidated entities	(13)	11	7	6	2
Income taxes	90	158	163	146	152

Income before cumulative effect of accounting change	258	304	328	302	281
Cumulative effect of accounting change (less applicable income tax benefit of $14)				(28)

Net income	$258	$304	$328	$274	$281

Earnings Per Common Share
Before cumulative effect of accounting change
Basic	$.92	$1.08	$1.16	$1.09	$1.01
Diluted	$.91	$1.07	$1.15	$1.08	$1.00
From net income
Basic	$.92	$1.08	$1.16	$.99	$1.01
Diluted	$.91	$1.07	$1.15	$.98	$1.00

Average Common Shares Outstanding
Basic	281	281	282	276	278
Diluted	283	283	284	278	280

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Balance Sheet (Unaudited)

In millions, except par value	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Assets
Cash and due from banks	$3,005	$3,065	$2,787	$2,968	$3,150
Federal funds sold				50
Resale agreements	1,154	1,096	1,979	1,826	1,836
Other short-term investments	1,801	1,335	1,243	720	697
Loans held for sale	1,582	1,457	1,548	1,400	1,531
Securities	16,824	14,954	16,941	15,690	14,907
Loans, net of unearned income of $931, $923, $980, $1,009 and $1,037	42,480	40,835	39,451	36,303	36,995
Allowance for loan and lease losses	(581)	(593)	(604)	(632)	(648)

Net loans	41,899	40,242	38,847	35,671	36,347
Goodwill	3,007	2,978	2,975	2,390	2,385
Other intangible assets	348	351	341	317	311
Other	7,677	7,640	7,454	7,136	7,539

Total assets	$77,297	$73,118	$74,115	$68,168	$68,703

Liabilities
Deposits
Noninterest-bearing	$12,461	$12,246	$11,879	$11,505	$12,118
Interest-bearing	38,701	37,748	36,246	33,736	33,405

Total deposits	51,162	49,994	48,125	45,241	45,523
Borrowed funds
Federal funds purchased	2,008	1,069	2,648	169	881
Repurchase agreements	1,595	1,163	1,279	1,081	1,048
Bank notes and senior debt	2,997	2,796	2,829	2,823	2,839
Federal Home Loan Bank borrowings	96	101	703	1,115	1,127
Subordinated debt	3,569	3,510	3,837	3,729	1,980
Mandatorily redeemable capital securities of subsidiary trusts					848
Commercial paper	1,805	1,743	1,934	2,226	2,483
Other borrowed funds	849	555	492	310	348

Total borrowed funds	12,919	10,937	13,722	11,453	11,554
Allowance for unfunded loan commitments and letters of credit	96	84	91	91	90
Accrued expenses	2,402	2,221	2,313	2,275	2,226
Other	2,907	2,399	2,216	2,001	2,192

Total liabilities	69,486	65,635	66,467	61,061	61,585

Minority and noncontrolling interests in consolidated entities	499	419	418	462	480

Shareholders’ Equity
Preferred stock
Common stock - $5 par value Authorized 800 shares, issued 353 shares	1,764	1,764	1,764	1,764	1,764
Capital surplus	1,246	1,235	1,209	1,108	1,110
Retained earnings	8,107	7,991	7,829	7,642	7,507
Deferred compensation expense	(52)	(54)	(27)	(29)	(24)
Accumulated other comprehensive (loss) income	(25)	(139)	180	60	148
Common stock held in treasury at cost: 70, 71, 71, 76 and 76 shares	(3,728)	(3,733)	(3,725)	(3,900)	(3,867)

Total shareholders’ equity	7,312	7,064	7,230	6,645	6,638

Total liabilities, minority and noncontrolling interests and shareholders’ equity	$77,297	$73,118	$74,115	$68,168	$68,703

CAPITAL RATIOS
Tier 1 Risk-based (a)	9.0%	9.1%	9.1%	9.5%	8.7%
Total Risk-based (a)	12.5	12.9	13.1	13.8	12.0
Leverage (a)	7.7	7.7	7.7	8.2	7.6
Tangible common	5.6	5.6	5.8	6.3	6.2
Shareholders’ equity to total assets	9.46	9.66	9.76	9.75	9.66
Common shareholders’ equity to total assets	9.45	9.65	9.74	9.73	9.65

ASSET QUALITY RATIOS
Nonperforming assets to loans, loans held for sale and foreclosed assets	.42%	.49%	.56%	.87%	1.03%
Nonperforming loans to loans	.35	.41	.46	.73	.88
Net charge-offs to average loans (For the three months ended)	.12	.26	.64	.53	.68
Allowance for loan and lease losses to loans	1.37	1.45	1.53	1.74	1.75
Allowance for loan and lease losses to nonperforming loans	393	351	330	238	200

(a)	Estimated for September 30, 2004.

THE PNC FINANCIAL SERVICES GROUP, INC.

Results of Business Segments - Summary (Unaudited) (a)

Three months ended – dollars in millions
Earnings	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Banking businesses
Regional Community Banking	$134	$125	$102	$127	$122
Wholesale Banking	100	113	122	117	97
PNC Advisors	24	27	31	20	25

Total banking businesses	258	265	255	264	244

Asset management and processing businesses
BlackRock (b)	(10)	48	55	41	40
PFPC	17	17	16	18	17

Total asset management and processing businesses	7	65	71	59	57

Total business segment earnings	265	330	326	323	301
Minority interest in loss (income) of BlackRock	3	(14)	(16)	(12)	(12)
Other	(10)	(12)	18	(9)	(8)

Results before cumulative effect of accounting change	258	304	328	302	281
Cumulative effect of accounting change				(28)

Total consolidated	$258	$304	$328	$274	$281

Revenue (c)	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Banking businesses
Regional Community Banking	$525	$511	$501	$489	$478
Wholesale Banking	299	322	317	330	328
PNC Advisors	151	154	170	159	156

Total banking businesses	975	987	988	978	962

Asset management and processing businesses
BlackRock	171	184	182	161	150
PFPC	203	199	203	194	188

Total asset management and processing businesses	374	383	385	355	338

Total business segment revenue	1,349	1,370	1,373	1,333	1,300
Other	(13)	25	35	16	14

Total consolidated	$1,336	$1,395	$1,408	$1,349	$1,314

(a)	See our Current Report on Form 8-K dated April 5, 2004 regarding changes to the presentation of the results of our business segments. Our business segment information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses change.
(b)	BlackRock results for the third quarter of 2004 reflect a $57 million after-tax impact for the BlackRock LTIP charge.
(c)	Business segment revenue is presented on a taxable-equivalent basis except for BlackRock and PFPC. BlackRock began reporting revenue on a taxable-equivalent basis in the third quarter of 2004. BlackRock for all other periods and PFPC for all periods is presented on a book (GAAP) basis. The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide accurate comparisons of yields and margins for all earning assets, we have increased the interest income earned on tax-exempt assets to make them fully equivalent to other taxable interest income investments. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Total consolidated revenue, book (GAAP) basis	$1,329	$1,391	$1,405	$1,346	$1,312
Taxable-equivalent adjustment	7	4	3	3	2

Total consolidated revenue, taxable-equivalent basis	$1,336	$1,395	$1,408	$1,349	$1,314

THE PNC FINANCIAL SERVICES GROUP, INC.

Regional Community Banking (Unaudited) (a)

Three months ended Taxable-equivalent basis (a) Dollars in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
INCOME STATEMENT
Net interest income	$342	$340	$333	$314	$310
Noninterest income
Service charges on deposits	63	60	57	59	58
Investment products	27	29	29	27	30
Other	93	82	82	89	80

Total noninterest income	183	171	168	175	168

Total revenue	525	511	501	489	478
Provision for credit losses	13	6	29	14	9
Noninterest expense
Staff expense	132	130	136	122	120
Net occupancy and equipment	66	66	68	60	61
Other	102	111	108	94	96

Total noninterest expense	300	307	312	276	277

Pretax earnings	212	198	160	199	192
Income taxes	78	73	58	72	70

Earnings	$134	$125	$102	$127	$122

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$11,283	$10,734	$9,478	$8,926	$8,476
Indirect	879	836	774	510	492
Other consumer	514	533	682	474	504

Total consumer	12,676	12,103	10,934	9,910	9,472
Commercial	4,113	3,943	3,901	3,205	3,223
Floor plan	929	1,037	947	844	803
Residential mortgage	737	776	813	389	448
Other	25	24	28	22	23

Total loans	18,480	17,883	16,623	14,370	13,969
Goodwill	1,005	1,005	994	438	438
Loans held for sale	1,238	1,156	1,115	1,158	1,105
Other assets	1,447	1,587	2,060	1,312	1,370

Total assets	$22,170	$21,631	$20,792	$17,278	$16,882

Deposits
Noninterest-bearing demand	$6,712	$6,464	$6,248	$5,804	$5,744
Interest-bearing demand	6,937	6,916	6,916	6,596	6,392
Money market	12,112	12,465	12,356	12,140	12,307

Total transaction deposits	25,761	25,845	25,520	24,540	24,443
Savings	2,659	2,548	2,508	2,020	2,050
Certificates of deposit	8,775	8,421	8,565	8,047	8,234

Total deposits	37,195	36,814	36,593	34,607	34,727
Other liabilities	185	223	432	147	158
Capital	2,375	2,364	2,362	2,218	2,227

Total funds	$39,755	$39,401	$39,387	$36,972	$37,112

PERFORMANCE RATIOS
Return on capital	22%	21%	17%	23%	22%
Noninterest income to total revenue	35	33	34	36	35
Efficiency	57	60	62	56	58

OTHER INFORMATION (b)
Total nonperforming assets (c)	$85	$81	$75	$85	$72
Net charge-offs (d)	$10	$10	$32	$12	$10
Annualized net charge-off ratio (d)	.22%	.22%	.77%	.33%	.28%
Home equity portfolio credit statistics:
Percentage of first lien positions	51%	51%	50%	51%	50%
Weighted average loan-to-value ratios	71%	71%	72%	70%	70%
Weighted average FICO scores	717	717	713	713	712
Loans 90 days past due	.22%	.20%	.23%	.25%	.23%
Gains on sales of education loans (e)	$15	$2		$8	$4
Average FTE staff	10,251	10,254	10,379	9,589	9,643
ATMs	3,555	3,528	3,486	3,600	3,664
Branches	774	775	769	719	715
Checking relationships	1,732,000	1,700,000	1,679,000	1,611,000	1,606,000
Consumer DDA households using online banking	690,000	663,000	637,000	593,000	570,000
% of consumer DDA households using online banking	44%	43%	42%	41%	39%
Consumer DDA households using online bill payment	108,000	112,000	102,000	63,000	58,000
% of consumer DDA households using online bill payment	7%	7%	7%	4%	4%
Small business deposits
Demand	$5,461	$5,423	$5,407	$5,303	$5,109
Money market	2,788	2,707	2,510	2,283	2,180
Certificates of deposit	304	300	324	300	309

(a)	See (a) and (c) on page 3.
(b)	Presented as of period-end, except for net charge-offs, annualized net charge-off ratio, home equity portfolio weighted average statistics, gains on sales of education loans, average FTEs and small business deposits.
(c)	See (a) and (b) on page 15.
(d)	See (a) on page 14.
(e)	Included in “Other noninterest income” above.

THE PNC FINANCIAL SERVICES GROUP, INC.

Wholesale Banking (Unaudited) (a)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
INCOME STATEMENT
Net interest income	$179	$170	$163	$169	$170
Net interest income - FIN 46	1	1	1	1	2

Total net interest income	180	171	164	170	172
Noninterest income
Net commercial mortgage banking
Net gains on loan sales	6	14	10	14	15
Servicing and other fees, net of amortization	12	12	11	9	11
Net gains on institutional loans held for sale	5	17	28	16	23
Other - FIN 46	4	4	4	8	6
Other	92	104	100	113	101

Noninterest income	119	151	153	160	156

Total revenue	299	322	317	330	328
Provision for credit losses	1	8	(13)	9	38
Noninterest expense - FIN 46	15	15	15	17	19
Noninterest expense	151	147	147	150	142

Pretax earnings	132	152	168	154	129
Noncontrolling interests in income of consolidated entities	(12)	(10)	(10)	(8)	(11)
Income taxes	44	49	56	45	43

Earnings	$100	$113	$122	$117	$97

AVERAGE BALANCE SHEET
Loans (b)
Corporate banking	$9,776	$9,669	$9,875	$10,233	$10,512
Commercial real estate	1,902	1,934	1,665	1,647	1,841
Commercial - real estate related	1,704	1,465	1,585	1,350	1,431
PNC Business Credit	3,838	3,788	3,608	3,658	3,633

Total loans	17,220	16,856	16,733	16,888	17,417
Loans held for sale	349	493	484	549	436
Other assets	4,010	4,640	4,630	4,574	4,295

Total assets	$21,579	$21,989	$21,847	$22,011	$22,148

Deposits	$7,882	$6,981	$6,694	$6,641	$6,543
Commercial paper	1,679	1,815	2,111	2,386	2,502
Other liabilities	2,944	3,583	3,725	3,707	3,405
Capital	1,586	1,659	1,854	1,942	2,001

Total funds	$14,091	$14,038	$14,384	$14,676	$14,451

PERFORMANCE RATIOS
Return on capital	25%	27%	26%	24%	19%
Noninterest income to total revenue	40	47	48	48	48
Efficiency	56	50	51	51	49

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$89	$86	$83	$80	$79
Acquisitions/additions	11	11	7	6	5
Repayments/transfers	(7)	(8)	(4)	(3)	(4)

End of period	$93	$89	$86	$83	$80

OTHER INFORMATION
Consolidated revenue from treasury management	$95	$91	$88	$90	$90
Consolidated revenue from capital markets	$27	$37	$32	$32	$32
Total loans (c)	$17,650	$17,171	$16,728	$16,441	$17,478
Total nonperforming assets (c)	$82	$110	$131	$227	$311
Net charge-offs		$16	$30	$34	$51
Average FTE staff	3,098	3,074	3,038	2,970	2,977
Net carrying amount of commercial mortgage servicing rights (c)	$229	$226	$211	$209	$200

(a)	See (a) and (c) on page 3.
(b)	Includes Market Street Funding Corporation. See Supplemental Average Balance Sheet Information on Page 11.
(c)	Presented as of period-end.

THE PNC FINANCIAL SERVICES GROUP, INC.

PNC Advisors (Unaudited) (a)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
INCOME STATEMENT
Net interest income	$29	$27	$27	$27	$27
Noninterest income
Investment management and trust	77	79	81	81	78
Brokerage	25	28	30	29	25
Other	20	20	32	22	26

Total noninterest income	122	127	143	132	129

Total revenue	151	154	170	159	156
Provision for credit losses	1	(2)	1	1	1
Noninterest expense	112	114	120	126	116

Pretax earnings	38	42	49	32	39
Income taxes	14	15	18	12	14

Earnings	$24	$27	$31	$20	$25

AVERAGE BALANCE SHEET
Loans
Consumer	$1,568	$1,475	$1,386	$1,371	$1,331
Residential mortgage	118	137	154	173	216
Commercial	412	417	415	415	463
Other	293	303	292	291	287

Total loans	2,391	2,332	2,247	2,250	2,297
Other assets	393	405	413	411	434

Total assets	$2,784	$2,737	$2,660	$2,661	$2,731

Deposits	$2,252	$2,298	$2,189	$2,175	$2,181
Other liabilities	276	272	268	262	260
Capital	305	301	325	305	308

Total funds	$2,833	$2,871	$2,782	$2,742	$2,749

PERFORMANCE RATIOS
Return on capital	31%	36%	38%	26%	32%
Noninterest income to total revenue	81	82	84	83	82
Efficiency	74	74	71	79	74

ASSETS UNDER ADMINISTRATION (in billions) (b) (c) (d)
Assets under management
Personal	$39	$40	$39	$44	$42
Institutional	9	9	9	9	9

Total	$48	$49	$48	$53	$51

Asset Type
Equity	$28	$29	$28	$31	$28
Fixed income	14	14	14	16	16
Liquidity/Other	6	6	6	6	7

Total	$48	$49	$48	$53	$51

Nondiscretionary assets under administration
Personal	$27	$27	$29	$22	$23
Institutional	64	64	65	65	63

Total	$91	$91	$94	$87	$86

Asset Type
Equity	$31	$32	$33	$30	$30
Fixed income	32	33	34	30	29
Liquidity/Other	28	26	27	27	27

Total	$91	$91	$94	$87	$86

OTHER INFORMATION (c)
Total nonperforming assets	$10	$10	$11	$11	$11
Brokerage assets administered (in billions)	$23	$23	$24	$23	$22
Full service brokerage offices	75	75	76	76	77
Financial consultants	435	436	444	445	458
Margin loans	$267	$268	$270	$256	$257
Average FTE staff	2,791	2,787	2,804	2,810	2,906

(a)	See (a) and (c) on page 3.
(b)	Excludes brokerage assets administered.
(c)	Presented as of period-end, except for average FTE.
(d)	Balances at September 30, 2004, June 30, 2004 and March 31, 2004 reflect the first quarter 2004 sale of certain activities of the investment consulting business of Hawthorn and the expected reduction of approximately $6 billion of assets under management with approximately $4.7 million moving to nondiscretionary assets under administration.

THE PNC FINANCIAL SERVICES GROUP, INC.

BlackRock (Unaudited) (a)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
INCOME STATEMENT
Investment advisory and administration fees	$148	$162	$160	$141	$133
Other income	23	22	22	20	17

Total revenue	171	184	182	161	150
Operating expense	94	113	104	90	84
Operating expense - LTIP charge	91
Fund administration and servicing costs	9	8	8	9	8

Total expense	194	121	112	99	92

Operating (loss) income	(23)	63	70	62	58
Nonoperating income	7	15	6	5	6

Pretax (loss) earnings	(16)	78	76	67	64
Minority interest		4
Income taxes	(6)	26	21	26	24

(Loss) earnings	$(10)	$48	$55	$41	$40

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$184	$186	$186	$192	$192
Other assets	872	780	723	775	728

Total assets	$1,056	$966	$909	$967	$920

Liabilities	$321	$211	$186	$254	$223
Stockholders’ equity	735	755	723	713	697

Total liabilities and stockholders’ equity	$1,056	$966	$909	$967	$920

PERFORMANCE DATA
Return on equity	(5)%	26%	31%	23%	23%
Operating margin (b)	32	36	40	41	41
Diluted (loss) earnings per share	$(.15)	$.73	$.84	$.63	$.61

ASSETS UNDER MANAGEMENT (in billions) (period end)
Separate accounts
Fixed income	$211	$200	$202	$190	$178
Liquidity	8	7	6	6	6
Liquidity - securities lending	9	9	9	10	10
Equity	8	9	9	9	9
Alternative investment products	7	6	6	7	7

Total separate accounts	243	231	232	222	210
Mutual funds (c)
Fixed income	24	24	25	24	23
Liquidity	51	50	59	59	58
Equity	5	5	5	4	3

Total mutual funds	80	79	89	87	84

Total assets under management	$323	$310	$321	$309	$294

OTHER INFORMATION
Average FTE staff	1,063	984	947	991	976

(a)    See (a) and (c) on page 3.

(b)    Calculated as operating income, adjusted for the 2002 BlackRock Long-Term Retention and Incentive Plan (LTIP) charge, divided by total revenue less fund administration and servicing costs. The following is a reconciliation of this presentation to operating margin calculated on a GAAP basis (operating income divided by total revenue) in millions:

Operating (loss) income, GAAP basis	$(23)	$63	$70	$62	$58
Add back: LTIP charge	91
Less: portion of LTIP to be funded by BlackRock	(17)

Operating income, as adjusted	$51	$63	$70	$62	$58

Total revenue, GAAP basis	$171	$184	$182	$161	$150
Less: fund administration and servicing costs	9	8	8	9	8

Revenue used for operating margin calculation, as reported	$162	$176	$174	$152	$142

Operating margin, as reported	32%	36%	40%	41%	41%
Operating margin, GAAP basis	(13)%	34%	38%	38%	38%

We believe that operating margin, as reported, is a more relevant indicator of management’s ability to effectively employ BlackRock’s resources. The portion of the LTIP charge associated with awards to be met with the contribution of shares of BlackRock stock by PNC has been excluded from operating income because, exclusive of impact related to LTIP participants’ option to put awarded shares to BlackRock, this non-cash charge will not impact BlackRock’s book value. We have excluded fund administration and servicing costs from the operating margin calculation because these costs are a fixed, asset-based expense which can fluctuate based on the discretion of a third party.
(c)	Includes BlackRock Funds, BlackRock Liquidity Funds, BlackRock Closed End Funds, Short Term Investment Fund and BlackRock Global Series Funds.

THE PNC FINANCIAL SERVICES GROUP, INC.

PFPC (Unaudited) (a)

Three months ended Dollars in millions except as noted	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
INCOME STATEMENT
Fund servicing revenue	$203	$199	$203	$194	$188
Operating expense	158	158	167	155	150
Amortization (Accretion) of other intangibles, net	3	(1)	(3)	(4)	(6)

Operating income	42	42	39	43	44
Nonoperating income (b)	1		2	3	3
Debt financing	14	14	14	16	18

Pretax earnings	29	28	27	30	29
Income taxes	12	11	11	12	12

Earnings	$17	$17	$16	$18	$17

AVERAGE BALANCE SHEET
Goodwill and other intangible assets	$1,021	$1,024	$1,027	$1,034	$1,034
Other assets	1,052	1,054	952	949	862

Total assets	$2,073	$2,078	$1,979	$1,983	$1,896

Debt financing	$1,102	$1,137	$1,163	$1,248	$1,290
Other liabilities, net	711	681	550	467	306
Capital	260	260	266	268	300

Total funds	$2,073	$2,078	$1,979	$1,983	$1,896

PERFORMANCE RATIOS
Return on capital	26%	26%	23%	27%	22%
Operating margin (c)	21	21	19	22	23

SERVICING STATISTICS (d)
Accounting/administration net fund assets (in billions)
Domestic	$609	$612	$621	$609	$581
Foreign (e)	58	53	48	45	41

Total	$667	$665	$669	$654	$622

Asset type
Money market	$322	$326	$337	$341	$342
Equity	203	200	198	186	159
Fixed income	97	94	95	90	88
Other	45	45	39	37	33

Total	$667	$665	$669	$654	$622

Custody fund assets (in billions)	$418	$416	$411	$401	$384

Shareholder accounts (in millions)
Transfer agency	21	21	22	21	21
Subaccounting	34	34	33	32	29

Total	55	55	55	53	50

OTHER INFORMATION
Average FTE staff	4,614	4,816	4,910	4,801	4,760

(a)	See (a) on page 3.
(b)	Net of nonoperating expense.
(c)	Operating income divided by total fund servicing revenue.
(d)	Presented as of period-end.
(e)	Represents net assets serviced offshore.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Net Interest Income and Net Interest Margin (Unaudited)

Taxable-equivalent basis

	For the quarter ended
Net Interest Income In millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Interest income
Loans and fees on loans	$518	$491	$492	$474	$490
Securities	141	131	146	142	142
Other	33	40	31	47	38

Total interest income	692	662	669	663	670

Interest expense
Deposits	121	107	104	102	106
Borrowed funds	73	70	68	73	75

Total interest expense	194	177	172	175	181

Net interest income (a)	$498	$485	$497	$488	$489

	For the quarter ended
Net Interest Margin	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Average yields/rates
Yield on earning assets
Loans and fees on loans	4.89%	4.89%	5.05%	5.08%	5.25%
Securities	3.67	3.33	3.57	3.65	3.71
Other	2.89	3.07	2.54	3.94	3.56
Total yield on earning assets	4.44	4.34	4.44	4.60	4.71
Rate on interest-bearing liabilities
Deposits	1.27	1.15	1.16	1.20	1.25
Borrowed funds	2.45	2.21	2.07	2.31	2.45
Total rate on interest-bearing liabilities	1.55	1.42	1.40	1.50	1.57

Interest rate spread	2.89	2.92	3.04	3.10	3.14
Impact of noninterest-bearing sources	.30	.26	.26	.28	.30

Net interest margin	3.19%	3.18%	3.30%	3.38%	3.44%

(a) The following is a reconciliation of net interest income as reported in the Consolidated Statement of Income to net interest income on a taxable-equivalent basis:

	For the quarter ended
In millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Net interest income, GAAP basis	$491	$481	$494	$485	$487
Taxable-equivalent adjustment	7	4	3	3	2

Net interest income, taxable-equivalent basis	$498	$485	$497	$488	$489

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Noninterest Income and Noninterest Expense (Unaudited)

In millions

	For the quarter ended
Noninterest Income	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Asset management	$238	$250	$252	$229	$216
Fund servicing	204	200	204	193	188
Service charges on deposits	65	63	59	62	60
Brokerage	52	56	58	51	46
Consumer services	66	67	63	63	65
Corporate services	100	128	125	123	132
Equity management gains (losses)	16	35	7		(4)
Net securities gains	16	14	15	15	19
Other	81	97	128	125	103

Total noninterest income	$838	$910	$911	$861	$825

Included in “Corporate services” above
Net gains on institutional loans held for sale	$5	$17	$28	$16	$23
Net gains on commercial mortgage-backed securities	$6	$14	$10	$14	$15

Included in “Other” above
Gains on sales of education loans	$15	$2		$8	$4
Net trading income	$16	$30	$23	$28	$36

Noninterest income to total revenue (a)	63%	65%	65%	64%	63%

	For the quarter ended
Noninterest Expense	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Staff	$576	$491	$463	$472	$448
Net occupancy	68	67	68	65	63
Equipment	72	70	74	71	67
Marketing	19	24	20	15	16
Other	246	258	270	235	233

Total noninterest expense (b)	$981	$910	$895	$858	$827

Efficiency (c)	74%	65%	64%	64%	63%

Bank efficiency (d)	65%	63%	60%	61%	60%

(a)	Calculated as total noninterest income divided by the sum of net interest income and noninterest income. The ratio presented for the quarter ended December 31, 2003 excludes the impact of revenue included in the cumulative effect of an accounting adjustment recorded in that quarter, as we consider this to be a more meaningful comparison with the other periods presented. If the additional revenue included in the cumulative effect of an accounting adjustment had been included in the computation, the ratio would have been 62% for the quarter ended December 31, 2003.
(b)	Quarter ended September 30, 2004 includes $96 million of charges related to the BlackRock LTIP. See the Current Reports on Form 8-K dated October 6, 2004 filed by us and BlackRock for further information. These charges include “Staff” expense of $91 million and “Other” expense of $5 million.
(c)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income. The ratio for the quarter ended September 30, 2004 includes the impact of the LTIP charge. If the impact of the LTIP charge had been excluded from the computation, the ratio would have been 67% for the quarter ended September 30, 2004.

The ratio presented for the quarter ended December 31, 2003 excludes the impact of revenue and expense included in the cumulative effect of an accounting adjustment recorded in that quarter, as we consider this also to be a more meaningful comparison with the other periods presented. If the additional revenue and expense included in the cumulative effect of an accounting adjustment had been included in the computation, the ratio would have been 66% for the quarter ended December 31, 2003.

(d)	The bank efficiency ratio represents the consolidated efficiency ratio excluding the effect of BlackRock and PFPC.

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited)

Three months ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Assets
Interest-earning assets
Securities
Securities available for sale
U.S. Treasury and government agencies/corporations	$6,288	$6,654	$6,432	$5,929	$4,562
Other debt	8,667	8,624	9,293	9,154	10,187
State and municipal	216	225	264	149	144
Corporate stocks and other	201	259	282	383	397

Total securities available for sale	15,372	15,762	16,271	15,615	15,290
Securities held to maturity	2	2	2	2	5

Total securities	15,374	15,764	16,273	15,617	15,295
Loans, net of unearned income
Commercial	16,915	16,445	15,827	15,514	15,805
Commercial real estate	2,120	2,100	2,249	1,825	2,034
Consumer	14,673	13,968	12,719	11,692	11,195
Residential mortgage	4,354	3,622	3,492	2,932	2,807
Lease financing	3,182	3,437	4,050	4,252	4,503
Other	507	497	517	522	529

Total loans, net of unearned income	41,751	40,069	38,854	36,737	36,873
Loans held for sale	1,578	1,636	1,560	1,645	1,480
Federal funds sold	4		207	12	46
Resale agreements	1,279	1,896	2,028	1,997	1,690
Other	1,745	1,550	1,161	1,084	911

Total interest-earning assets	61,731	60,915	60,083	57,092	56,295
Noninterest-earning assets
Allowance for loan and lease losses	(593)	(603)	(653)	(645)	(674)
Cash and due from banks	2,851	2,793	2,896	2,774	2,788
Other assets	11,372	10,762	10,697	9,873	10,044

Total assets	$75,361	$73,867	$73,023	$69,094	$68,453

Supplemental Average Balance Sheet Information
Loans excluding conduit	$40,074	$38,257	$36,747	$34,352	$34,378
Market Street Funding Corporation conduit	1,677	1,812	2,107	2,385	2,495

Total loans	$41,751	$40,069	$38,854	$36,737	$36,873

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited) (Continued)

Three months ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Liabilities, Minority and Noncontrolling Interests and Shareholders’ Equity
Interest-bearing liabilities
Interest-bearing deposits
Money market	$15,916	$16,027	$15,581	$15,249	$15,198
Demand	7,857	7,878	7,873	7,496	7,277
Savings	2,730	2,595	2,590	2,099	2,133
Retail certificates of deposit	9,100	8,650	8,780	8,268	8,460
Other time	825	680	343	265	264
Time deposits in foreign offices	1,561	1,485	806	466	238

Total interest-bearing deposits	37,989	37,315	35,973	33,843	33,570
Borrowed funds
Federal funds purchased	1,940	2,303	1,912	1,558	1,306
Repurchase agreements	1,158	1,508	1,157	1,226	1,204
Bank notes and senior debt	2,709	2,752	2,752	2,752	2,904
Federal Home Loan Bank borrowings	98	184	1,180	1,119	1,129
Subordinated debt	3,411	3,545	3,593	2,175	1,949
Mandatorily redeemable capital securities of subsidiary trusts				881	848
Commercial paper	1,679	1,815	2,111	2,388	2,501
Other borrowed funds	760	449	442	306	258

Total borrowed funds	11,755	12,556	13,147	12,405	12,099

Total interest-bearing liabilities	49,744	49,871	49,120	46,248	45,669
Noninterest-bearing liabilities, minority and noncontrolling interests and shareholders’ equity
Demand and other noninterest-bearing deposits	12,477	11,681	11,350	11,070	11,040
Allowance for unfunded loan commitments and letters of credit	84	90	90	88	77
Accrued expenses and other liabilities	5,469	4,772	5,020	4,688	4,827
Minority and noncontrolling interests in consolidated entities	466	419	434	471	295
Shareholders’ equity	7,121	7,034	7,009	6,529	6,545

Total liabilities, minority and noncontrolling interests and shareholders’ equity	$75,361	$73,867	$73,023	$69,094	$68,453

Supplemental Average Balance Sheet Information
Interest-bearing deposits	$37,989	$37,315	$35,973	$33,843	$33,570
Demand and other noninterest-bearing deposits	12,477	11,681	11,350	11,070	11,040

Total deposits	$50,466	$48,996	$47,323	$44,913	$44,610

Transaction deposits	$36,250	$35,586	$34,804	$33,815	$33,515

Common shareholders’ equity	$7,113	$7,026	$7,000	$6,520	$6,536

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Loans and Loans Held for Sale (Unaudited)

Loans
Period ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Commercial
Retail/wholesale	$4,855	$4,734	$4,528	$4,327	$4,282
Manufacturing	4,033	4,050	3,835	3,786	4,114
Service providers	2,047	1,982	2,044	1,867	1,950
Real estate related	1,706	1,616	1,432	1,303	1,454
Financial services	1,214	1,268	1,157	1,169	1,251
Health care	473	470	448	403	413
Communications	98	105	78	93	68
Other	2,821	2,620	2,529	2,303	2,339

Total commercial	17,247	16,845	16,051	15,251	15,871

Commercial real estate
Real estate projects	1,513	1,530	1,521	1,392	1,429
Mortgage	527	575	534	432	464

Total commercial real estate	2,040	2,105	2,055	1,824	1,893

Consumer
Home equity	12,377	11,946	11,160	9,790	9,486
Automobile	842	825	762	585	545
Other	1,684	1,676	1,678	1,480	1,530

Total consumer	14,903	14,447	13,600	11,855	11,561

Residential mortgage	4,672	3,906	3,537	2,886	2,894
Lease financing
Equipment	3,949	3,818	3,859	3,935	3,934
Vehicles	228	285	969	1,212	1,515

Total lease financing	4,177	4,103	4,828	5,147	5,449

Other	372	352	360	349	364
Unearned income	(931)	(923)	(980)	(1,009)	(1,037)

Total, net of unearned income	$42,480	$40,835	$39,451	$36,303	$36,995

Supplemental Information
Loans excluding conduit	$40,676	$39,094	$37,519	$34,080	$34,514
Market Street Funding Corporation conduit	1,804	1,741	1,932	2,223	2,481

Total loans	$42,480	$40,835	$39,451	$36,303	$36,995

Wholesale Banking Lending Statistics (a)
Portfolio composition-total exposure
Investment grade equivalent or better	53%	53%	53%	52%	52%
Non-investment grade (secured lending)	24	24	24	25	25
Non-investment grade (other)	23	23	23	23	23

Total	100%	100%	100%	100%	100%

Client relationships >$50 million-total exposure	$12,986	$12,596	$12,000	$12,396	$12,662
Client relationships >$50 million-customers	148	140	134	138	139

Consumer Loan Statistic (b)
Net charge-offs to average loans	.19%	.20%	.21%	.27%	.23%

Loans Held for Sale

Period ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Education loans	$1,170	$1,185	$1,180	$1,014	$1,140
Total institutional lending repositioning	14	27	61	70	98
Other	398	245	307	316	293

Total	$1,582	$1,457	$1,548	$1,400	$1,531

(a)	Includes amounts for customers of Market Street Funding Corporation.
(b)	Includes consumer, residential mortgage and vehicle leasing. During the second quarter of 2004, we sold our consumer vehicle leasing business.

THE PNC FINANCIAL SERVICES GROUP, INC.

Allowances For Loan And Lease Losses And Unfunded Loan Commitments And Letters Of Credit (Unaudited)

Change in Allowance For Loan and Lease Losses

Three months ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Beginning balance	$593	$604	$632	$648	$673
Charge-offs
Commercial	(13)	(26)	(59)	(53)	(56)
Commercial real estate			(2)		(1)
Consumer	(10)	(11)	(11)	(10)	(9)
Residential mortgage	(2)		(1)	(2)	(1)
Lease financing	(1)	(1)	(2)	(4)	(5)

Total charge-offs (a)	(26)	(38)	(75)	(69)	(72)
Recoveries
Commercial	9	5	8	15	5
Commercial real estate		1		1
Consumer	3	3	3	3	3
Residential mortgage			1		1
Lease financing	1	3	1	1

Total recoveries	13	12	13	20	9
Net charge-offs
Commercial	(4)	(21)	(51)	(38)	(51)
Commercial real estate		1	(2)	1	(1)
Consumer	(7)	(8)	(8)	(7)	(6)
Residential mortgage	(2)			(2)
Lease financing		2	(1)	(3)	(5)

Total net charge-offs	(13)	(26)	(62)	(49)	(63)
Provision for credit losses	13	8	12	34	50

Acquired allowance (United National)			22
Net change in allowance for unfunded loan commitments and letters of credit	(12)	7		(1)	(12)

Ending balance	$581	$593	$604	$632	$648

Change In Allowance For Unfunded Loan Commitments And Letters Of Credit

Three months ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Beginning balance	$84	$91	$91	$90	$78
Net change in allowance for unfunded loan commitments and letters of credit	12	(7)		1	12

Ending balance	$96	$84	$91	$91	$90

Net Unfunded Commitments

In millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Net unfunded commitments	$27,972	$27,587	$26,356	$25,183	$24,664

(a)	During the first quarter of 2004, we changed our policy for recognizing charge-offs on smaller nonperforming commercial loans. This change resulted in the recognition of an additional $24 million of gross charge-offs for the first quarter of 2004.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited)

Nonperforming Assets by Type

Period ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Nonaccrual loans
Commercial (a)	$96	$119	$132	$213	$286
Lease financing	7	13	12	11	15
Commercial real estate	10	3	3	6	4
Consumer	12	11	10	11	10
Residential mortgage (b)	23	23	26	24	8

Total nonaccrual loans	148	169	183	265	323
Troubled debt restructured loan				1	1

Total nonperforming loans	148	169	183	266	324
Nonperforming loans held for sale (c)	2	4	4	27	35
Foreclosed and other assets
Lease financing	16	17	17	17	18
Residential mortgage	11	11	13	9	9
Other	7	8	12	9	10

Total foreclosed and other assets	34	36	42	35	37

Total nonperforming assets (d)	$184	$209	$229	$328	$396

Nonperforming loans to total loans	.35%	.41%	.46%	.73%	.88%
Nonperforming assets to total loans, loans held for sale and foreclosed assets	.42	.49	.56	.87	1.03
Nonperforming assets to total assets	.24	.29	.31	.48	.58

(a) See Note (a) on page 14.

(b) During the fourth quarter of 2003, we accelerated the timeframe for recognizing delinquent, well-secured residential mortgage loans as nonperforming. This change resulted in the classification of an additional $15 million of residential mortgages as nonperforming assets at December 31, 2003.

(c) Includes troubled debt restructured loans held for sale.	$2	$2	$3	$10	$9

(d) Excludes equity management assets carried at estimated fair value (September 30, 2004, June 30, 2004, March 31, 2004, December 31, 2003 and September 30, 2003 amounts include troubled debt restructured assets of $10 million, $10 million, $11 million, $5 million and $7 million, respectively).	$29	$32	$29	$37	$38

Change in Nonperforming Assets
September 30, 2004 - in millions	Three months ended	Nine months ended
Beginning of period	$209	$328
Purchases (United National)		12
Transferred from accrual	54	170
Returned to performing	(12)	(14)
Principal reductions and payoffs	(47)	(186)
Asset sales	(5)	(53)
Charge-offs and valuation adjustments	(15)	(73)

September 30	$184	$184

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited) (Continued)

Nonperforming Assets by Business Segment

Period ended - in millions	September 30 2004	June 30 2004	March 31 2004	December 31 2003	September 30 2003
Regional Community Banking
Nonperforming loans (a)	$74	$70	$64	$74	$62
Foreclosed and other assets	11	11	11	11	10

Total	$85	$81	$75	$85	$72

Wholesale Banking
Nonperforming loans	$60	$85	$102	$177	$251
Nonperforming loans held for sale	2	4	4	27	35
Foreclosed and other assets	20	21	25	23	25

Total	$82	$110	$131	$227	$311

PNC Advisors
Nonperforming loans	$10	$9	$11	$11	$10
Foreclosed and other assets		1			1

Total	$10	$10	$11	$11	$11

Other (b)
Nonperforming loans (a)	$4	$5	$6	$4	$1
Foreclosed and other assets	3	3	6	1	1

Total	$7	$8	$12	$5	$2

Consolidated Totals
Nonperforming loans (c)	$148	$169	$183	$266	$324
Nonperforming loans held for sale	2	4	4	27	35
Foreclosed and other assets	34	36	42	35	37

Total	$184	$209	$229	$328	$396

Largest Nonperforming Assets at September 30, 2004 - in millions (d)

Ranking	Outstandings	Industry
1	$16	Air Transportation
2	15	Fabricated Metal Manufacturing
3	8	Individuals
4	7	Real Estate Lessors
5	4	Plastic and Mineral Manufacturing
6	4	Machinery Manufacturing
7	4	Other Transportation
8	3	Air Transportation
9	3	Machinery Manufacturing
10	2	Miscellaneous Manufacturing

Total	$66

As a percent of nonperforming assets
	35.87%

(a)	See Note (b) on page 15. Amounts at September 30, 2004, June 30, 2004, March 31, 2004 and December 31, 2003 reflect the impact of this change.
(b)	Represents residential mortgages related to PNC’s Asset and Liability Management function.
(c)	See Note (a) on page 14.
(d)	Amounts shown are not net of related allowance for loan and lease losses, if applicable.

Glossary of Terms

Accounting/administration net fund assets - Net domestic and foreign fund investment assets for which we provide accounting and administration services. We do not include these assets on our Consolidated Balance Sheet.

Adjusted average total assets - Primarily comprised of total average quarterly assets plus (less) unrealized losses (gains) on available-for-sale debt securities, less goodwill and certain other intangible assets.

Annualized - Adjusted to reflect a full year of activity.

Assets under management - Assets over which we have sole or shared investment authority for our customers/clients. We do not include these assets on our Consolidated Balance Sheet.

Capital - Represents the amount of resources that a business segment should hold to guard against potentially large losses that could cause insolvency. It is based on a measurement of economic risk, as opposed to risk as defined by regulatory bodies or generally accepted accounting principles. The economic capital measurement process involves converting a risk distribution to the capital that is required to support the risk, consistent with an institution’s target credit rating. As such, economic risk serves as a “common currency” of risk that allows an institution to compare different risks on a similar basis.

Charge-off - Process of removing a loan or portion of a loan from a bank’s balance sheet because the loan is considered uncollectible. A charge-off also is recorded when a loan is transferred to held for sale and the loan’s market value is less than its carrying amount.

Common shareholders’ equity to total assets - Common shareholders’ equity divided by total assets. Common shareholders’ equity equals total shareholders’ equity less preferred stock and the portion of capital surplus and retained interest related to the preferred stock.

Custody assets - All investment assets held on behalf of clients under safekeeping arrangements. We do not include these assets on our Consolidated Balance Sheet. Investment assets held in custody at other institutions on our behalf are included in the appropriate asset categories on the Consolidated Balance Sheet as if physically held by us.

Earning assets - Assets that generate income, which include: short-term investments; loans held for sale; loans, net of unearned income; securities; federal funds sold; resale agreements; purchased customer receivables; and certain other assets.

Economic value of equity (“EVE”) - The present value of the expected cash flows of our existing assets less the present value of the expected cash flows of our existing liabilities, plus the present value of the net cash flows of our existing off-balance sheet positions.

Effective duration – A measurement, expressed in years, that, when multiplied by a change in interest rates, would approximate the percentage change in value of on- and off-balance sheet positions.

Efficiency - Noninterest expense divided by the sum of net interest income and noninterest income.

Funds transfer pricing – A management accounting methodology designed to recognize the net interest income effects of sources and uses of funds provided by the assets and liabilities of business segments. These balances are assigned funding rates that represent the interest cost for us to raise/invest funds with similar maturity and repricing structures, using the least-cost funding sources available.

Leverage ratio - Tier 1 risk-based capital divided by adjusted average total assets.

Net interest margin - Annualized taxable-equivalent net interest income divided by average earning assets.

Nondiscretionary assets under administration - Assets we hold for our customers/clients in a non-discretionary, custodial capacity. We do not include these assets on our Consolidated Balance Sheet.

Noninterest income to total revenue - Noninterest income divided by total revenue. Total revenue includes noninterest income plus net interest income.

Nonperforming assets - Nonperforming assets include nonaccrual loans, troubled debt restructured loans, nonaccrual loans held for sale, foreclosed assets and other assets. Interest income does not accrue on assets classified as nonperforming.

Nonperforming loans - Nonperforming loans include loans to commercial, lease financing, consumer, commercial real estate and residential mortgage customers as well as troubled debt restructured loans. Nonperforming loans do not include nonaccrual loans held for sale or foreclosed and other assets. Interest income does not accrue on loans classified as nonperforming.

Recovery - Cash proceeds received on a loan that previously had been charged off. The amount received is credited to the allowance for loan and lease losses.

Return on capital - Annualized net income divided by average capital.

Return on average assets - Annualized net income divided by average assets.

Return on average common equity - Annualized net income divided by average common shareholders’ equity.

Risk-weighted assets - Primarily computed by the assignment of specific risk-weights (as defined by The Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

Securitization - The process of legally transforming financial assets into securities.

Shareholders’ equity to total assets – Period-end total shareholders’ equity divided by period-end total assets.

Tangible common capital ratio - Common shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by total assets less goodwill and other intangible assets (excluding mortgage servicing rights).

Taxable-equivalent interest - The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. In order to provide accurate comparisons of yields and margins for all earning assets, the interest income earned on tax-exempt assets is increased to make them fully equivalent to other taxable interest income investments.

Tier 1 risk-based capital - Tier 1 capital equals: total shareholders’ equity, plus trust preferred capital securities, plus certain minority interests that are held by others; less goodwill and certain intangible assets, less equity investments in nonfinancial companies and less net unrealized holding losses on available-for-sale equity securities. Net unrealized holding gains on available-for-sale equity securities, net unrealized holding gains (losses) on available-for-sale debt securities and net unrealized holding gains (losses) on cash flow hedge derivatives are excluded from total shareholders’ equity for tier 1 capital purposes.

Tier 1 risk-based capital ratio - Tier 1 risk-based capital divided by period-end risk-weighted assets.

Total fund assets serviced – Total domestic and foreign fund investment assets for which we provide related processing services. We do not include these assets on our Consolidated Balance Sheet.

Total deposits - The sum of total transaction deposits, savings accounts, certificates of deposit, other time deposits and deposits in foreign offices.

Total risk-based capital - Tier 1 risk-based capital plus qualifying senior and subordinated debt, other minority interest not qualified as tier 1, and the allowance for loan and lease losses, subject to certain limitations.

Total risk-based capital ratio - Total risk-based capital divided by period-end risk-weighted assets.

Transaction deposits – The sum of money market and interest-bearing demand deposits and demand and other noninterest-bearing deposits.

Business Segment Products and Services

Regional Community Banking provides deposit, lending, cash management and investment services to 2.2 million consumer and small business customers within PNC’s primary geographic footprint.

Wholesale Banking provides lending, treasury management, capital markets-related products and services, and commercial loan servicing to mid-sized corporations, government entities and selectively to large corporations. Lending products include secured and unsecured loans, letters of credit and equipment leases. Treasury management services include cash and investment management, receivables management, disbursement services, funds transfer services, information reporting, and global trade services. Capital markets products include foreign exchange, derivatives, loan syndications and securities underwriting and distribution. Wholesale Banking provides products and services generally within PNC’s primary geographic markets and provides certain products and services nationally.

PNC Advisors provides a broad range of tailored investment, trust and private banking products and services to affluent individuals and families, including services to the ultra-affluent through its Hawthorn unit, and provides full-service brokerage through J.J.B. Hilliard, W.L.Lyons, Inc. PNC Advisors also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets and provides defined contribution plan services and investment options through its Vested Interest® product. PNC Advisors provides services to individuals and corporations primarily within PNC’s primary geographic markets.

BlackRock is one of the largest publicly traded investment management firms in the United States. BlackRock manages assets on behalf of institutions and individuals worldwide through a variety of fixed income, liquidity and equity mutual funds, separate accounts and alternative investment products. Mutual funds include the flagship fund families, BlackRock Funds and BlackRock Liquidity Funds (formerly BlackRock Provident Institutional Funds). In addition, BlackRock provides risk management and investment system services and products under the BlackRock Solutions® brand name and financial advisory services to institutional investors.

PFPC is among the largest providers of mutual fund transfer agency and accounting and administration services in the United States, offering a wide range of fund processing services to the investment management industry and providing processing solutions to the international marketplace through its Ireland and Luxembourg operations.